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BakerBotts.com	HOUSTON	WASHINGTON

November 20, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:                             General Communication, Inc.

Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-219619)

Dear Mr. Spirgel,

We hereby electronically file on behalf of General Communication, Inc. (“GCI”), under the Securities Act of 1933, as amended, Amendment No. 2 to its Registration Statement on Form S-4 (as so amended, the “Registration Statement”), originally filed on August 1, 2017, as amended by Amendment No. 1 filed on September 26, 2017. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Ronald A. Duncan, President and Chief Executive Officer of GCI, dated October 6, 2017 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

* * * * *

Questions and Answers

What is the reincorporation merger?, page 21

1.                                Comment: Please further explain your statement that “the common stock of the surviving corporation will be divided into series, rather than classes” in light of the fact that GCI Liberty will have Class A, Class B and Class C common shares and preferred shares authorized and/or issued after the transactions.

Response: We have revised the disclosure on pages 22 and 144 of the Registration Statement in response to the Staff’s comment.

Risk Factors

GCI Liberty will conduct its operations to maintain its exclusion from the 40 Act, but nevertheless, may become subject to the 40 Act., page 74

2.                                Comment: On page 9, in section 9.II of the response letter, the registrant estimates the value of the Company’s interest in Broadband Holdco to be $3,081 million after deducting approximately $1 billion of debt from the value of Broadband Holdco’s total assets ($4,081 million). Please provide a legal analysis on your rationale for including Broadband Holdco’s debt in the calculation of the value of Broadband Holdco’s total assets for purposes of section 3(a)(1)(C) of the Act.

Response: Section 2(a)(41)(A) of the Investment Company Act of 1940 (the “Act”) defines the term “value” for purposes of Section 3(a)(1)(C) of the Act to mean:

(i) with respect to securities owned at the end of the last preceding quarter for which market quotations are readily available, the market value at the end of such quarter; (ii) with respect to other securities and assets owned at the end of the last preceding fiscal quarter, fair value at the end of such quarter, as determined in good faith by the board of directors; and (iii) with respect to securities and other assets acquired after the end of the last preceding fiscal quarter, the cost thereof.

Broadband Holdco will be a wholly-owned subsidiary of the Company.  In addition, Broadband Holdco will be a private company with no market for its securities.  Accordingly, the value of the Company’s interest in Broadband Holdco will be fair value.  Neither Section 2(a)(41) nor any other provision of the Act defines fair value.  While acknowledging that there is no single standard for determining fair value, the Staff has stated that, as a general matter, fair value is the amount which the owner of the applicable securities might reasonably expect to receive for them upon a current sale.  See Letter from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management, SEC, to Craig S. Tyle, General Counsel, Investment Company Institute, available at www.sec.gov/divisions/investment/guidance/tyle20899.htm (Dec. 8, 1999).

The Company has determined in good faith that the fair value of Broadband Holdco is its book value.  Book value is calculated by subtracting a company’s total liabilities from its total assets.  As of September 22, 2017 (the “Reference Date”), the value of Broadband Holdco’s total assets (shares of Series C common stock issued by Liberty Broadband) was $4,081 million and the value of its total debt (after giving effect to the $1 billion margin loan intended to be drawn in full at closing) was estimated at approximately $1 billion.  Therefore, the value of the Company’s interest in Broadband Holdco was $3,081 as of the Reference Date.  Furthermore, we note that this should be considered the fair value of Broadband Holdco because we do not believe that any person would purchase all of Broadband Holdco’s outstanding stock for $4,081 million when its $4,081 million of total assets are encumbered by $1,000 million of indebtedness, which is supported by a pledge of all of Broadband Holdco’s assets.

The Reorganization Agreement

Conditions to the Completion of the Transactions, page 140

3.                                Comment: We note your response to prior comment 13. Please clarify whether it is the parties’ intention not to resolicit stockholder approval of the transactions if any party waives the condition of receipt of a favorable tax opinion and the change in tax consequences is material.

Response: We have revised the disclosure beginning on page 9 of the Registration Statement in response to the Staff’s comment.  Pursuant to Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017 (“Amendment No. 2”), by and among Liberty Interactive, Liberty LLC, and GCI, the parties may not waive the condition to the completion of the Transactions regarding the receipt of certain tax opinions by each of GCI Liberty and Liberty Interactive.

Material U.S. Federal Income Tax Consequences of the Transactions

Tax Opinions, page 202

4.                                Comment: We note your response to prior comment 15; however, your disclosures of the material tax consequences to shareholders throughout the proxy statement/prospectus continue to refer only to the tax opinions to be received by the parties as a waivable condition to the transactions. As it appears that the tax consequences of the transactions would be material to investors, please file executed tax opinions before effectiveness, as required by Item 601(b)(8) of Regulation S-K. In addition, disclose counsels’ specific opinions in your discussion of the material tax consequences of the transactions. For guidance, refer to Sections III.A.2 and III.D.3 of Staff Legal Bulletin No. 19.

Response: As discussed above, pursuant to Amendment No. 2, the parties may not waive the condition to the completion of the Transactions regarding the receipt of certain tax opinions by each of GCI Liberty and Liberty Interactive.  Separately, we have filed as Exhibits 8.1 and 8.2 forms of the opinions that Liberty Interactive and GCI Liberty, respectively, expect to receive as a non-waivable condition to the completion of the auto conversion, contribution and split-off.  We also respectfully advise the Staff that we intend to file a signed copy of these Exhibits 8.1 and 8.2 opinions by post-effective amendment to the Form S-4 on or prior to the redemption date once Skadden Arps and Sherman & Howard receive the requisite factual representations and deliver their tax opinions to Liberty Interactive and GCI Liberty, respectively.  Lastly, we have revised the disclosure on page 201 of the Registration Statement in response to the Staff’s comment.

HoldCo Financial Statements, page F-2

Note (1) Basis of Presentation, page F-7

5.                                Comment: Refer to your response to prior comment 16. We note that you state that the financial statements are prepared based on the composition “currently contemplated”. Due to the terms of the agreement that allows discretion, we continue to believe that it is material to investors to know the extent of the discretion permitted in the agreement and the potential impact on financial statements. Please expand your description of the combined historical financial information to describe the discretion Liberty Interactive has in the reattribution and any potential financial statement impact of changes to the interests, assets and liabilities contributed, including potential impact on net income (loss). Please revise disclosure on page F-25 accordingly.

Response: We have revised the disclosure on pages F-8 and F-26 of the Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page F-141

Note (1) Basis of Pro Forma Presentation, page F-146

6.                                Comment: Refer to your response to prior comments 18 and 19. While we understand that the fair value of assets and liabilities will not differ significantly under the terms of the agreement, there could be a significant impact on Holdco’s share of earnings (losses) of affiliates with changes in equity interests, assets and liabilities included in Holdco. Please revise to describe in detail the other assets and liabilities included in the pro forma financial information. Also, describe the uncertainty in the pro forma net income (loss) and/or cash flows that may result from any changes in equity interests, assets and liabilities included in Holdco that may result from Liberty Interactive exercising their discretion to substitute differing equity interests, assets and liabilities with equivalent fair values.

Response: We have revised the disclosure on page F-144 of the Registration Statement in response to the Staff’s comment.

Note (3) Pro Forma Adjustments, page F-147

7.                                Comment: Refer to your response to prior comment 30. Please tell us whether compensation that may be paid or become payable to the named executive officers of GCI in connection with the Transactions is material to net income. If so, please include note disclosure explaining the terms and any current or future compensation amounts related to the GCI compensation proposal.

Response: When compared to income (loss) before income taxes reported in the Pro Forma Condensed Combined Statement of Operations as disclosed on pages F-142 and F-143 of the Registration Statement, the compensation that may be paid or become payable in connection with the Transactions is approximately 3.5% and 3% for the nine months ended September 30, 2017 and year ended December 31, 2016, respectively. Additionally, we respectfully advise the Staff that the compensation disclosed on page 156 of the Registration Statement will or may become payable only upon a qualifying termination of employment following the Transactions (i.e., on a “double-trigger” basis), and we believe that the likelihood of paying such amounts is remote as a qualifying termination of any of the named executive officers identified in the Registration Statement following the Transactions (i.e., on a “double-trigger” basis) is not currently contemplated or expected. As a result, we do not view the compensation that may be paid or become payable to the named executive officers of GCI as disclosed on page 156 of the Registration Statement to be material and we have not included note disclosure explaining the terms of and any current or future compensation amounts related to the GCI compensation proposal.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:                                Kathleen Krebs — Securities and Exchange Commission

William Mastrianna — Securities and Exchange Commission

Claire DeLabar — Securities and Exchange Commission

Terry French — Securities and Exchange Commission

Ronald A. Duncan — General Communication, Inc.

Richard N. Baer — Liberty Interactive Corporation

Beverly B. Reyes — Baker Botts L.L.P.

Brittany A. Uthoff — Baker Botts L.L.P.

Steven D. Miller — Sherman & Howard L.L.C.

Jeffery R. Kesselman — Sherman & Howard L.L.C.